Exhibit 12.1

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Three months ended March 31,
	2016	2015
Earnings:
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests (1)	$25,118	$33,843
Add:
Distributed income of unconsolidated joint ventures	2,709	2,719
Amortization of capitalized interest	158	513
Interest expense	14,884	13,089
Portion of rent expense - interest factor	609	536
Total earnings	43,478	50,700

Fixed charges:
Interest expense	14,884	13,089
Capitalized interest and capitalized amortization of debt issue costs	507	1,438
Portion of rent expense - interest factor	609	536
Total fixed charges	$16,000	$15,063

Ratio of earnings to fixed charges	2.7	3.4

(1)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests includes a $4.9 million gain on the sale of our outlet center in Fort Myers, Florida located near Sanibel Island and a $13.7 million gain on the sale of our equity interest in the Wisconsin Dells joint venture for the period ended March 31, 2016 and March 31, 2015, respectively.